December 18, 2012

Re:                             Kosmos Energy Ltd. (the “Company”)
Form 10-K for the Fiscal Year ended December 31, 2011 (the “Form 10-K”)
Filed March 1, 2012
File No. 001-35167

Mr. Ethan Horowitz
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Horowitz:

This letter is in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission to Kosmos Energy Ltd. (the “Company”) dated December 5, 2012.  The Company is currently preparing a substantive response to the comments raised by the Staff in such letter. With the Staff’s permission, the Company plans to submit its substantive response to such comments on or before December 28, 2012.

To the extent that you have any questions regarding this matter, please do not hesitate to contact me at (214) 445-9600.

Sincerely,

/s/ W. Greg Dunlevy
W. Greg Dunlevy
Executive Vice President and
Chief Financial Officer

cc:                                                        Brian F. Maxted
Richard D. Truesdell, Jr., Esq.

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024